SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-14493

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELESP CELULAR PARTICIPAÇÕES S.A.
Public Company
CVM No. 1771-0

C.N.P.J. No. 02.558.074/0001-73
N.I.R.E. 53.3.001.587.9-2

NOTICE OF MATERIAL FACT

 REVERSE SPLIT OF SHARES

Telesp Celular Participações S.A. ("TCP"), ("BOVESPA": TSPP3 (Ord.), TSPP4 (Pref.), NYSE: TCP), hereby announces to the market and to its shareholders that its Board of Directors, in a meeting held on February 16, 2005, decided to submit to the Extraordinary General Shareholders' Meeting of TCP, for which a notice of convocation will be published up to February 23, 2005, the proposal for a reverse split of the 1,582,563,526,803 registered book-entry shares of capital stock of TCP,with no par value, of which 552,896,931,154 are common shares and 1,029,666,595,649 are preferred shareswith such reverse split to occur at the ratio of two thousand and five hundred (2,500) shares to one (1) share of the respective class, after which there will be 633,025,410 registered book-entry shares, with no par value, of which 221,158,772 will be common shares and 411,866,638 will be preferred shares, pursuant to Article 12 of Law 6,404/76, as amended.

In compliance with Instruction No. 358 of the CVM, dated January 3, 2002, as amended, below are the main characteristics of this reverse split of shares:

I.  Purpose:

•  To adjust the unit quotation value of the shares to a more adequate level from a stock market perspective, since the quotation of the shares in Reais per share gives greater visibility as compared with the quotation per lot of one thousand (1,000) shares;

•  To unify the basis for quoting the shares in the national and international markets, since the shares are currently quoted in lots of 1,000 (one thousand) shares in the national market - São Paulo Stock Exchange ("BOVESPA"), and in lots of two thousand and five hundred (2,500) shares for each American Depositary Receipt ("ADR") in the international market – New York Stock Exchange ("NYSE");

•  To reduce operational expenses and to increase the efficiency of the system for registering information regarding the shareholders of TCP; and

•  To reduce the possibilities of informational errors, improving services to the shareholders of TCP.

II. Ratio of the Reverse Split of Shares:

Upon approval by the duly convened Extraordinary General Shareholders' Meeting of TCP, the shares will be grouped at the ratio of two thousand and five hundred (2,500) shares into one (1) share and, after the period mentioned in item III below, will be traded in units of a single share.

III. Period for the Adjustment of Shareholder Positions

If the transaction is approved by the Extraordinary General Shareholders' Meeting of TCP, the company will publish a Notice to the Shareholders establishing a minimum period of 30 (thirty) days, so that each shareholders, in its discretion, may adjust its equity position, by class, into lots of two thousand and five hundred (2,500) sharesthrough trading on BOVESPA.

Shareholders will be able to adjust their positions through the Brokerage Companies of their choice.

Further Proceedings

Once the period established for the adjustment by shareholders has expired, the remaining fractional shares will be separated, grouped in whole numbers and sold in an auction to be carried out on the São Paulo Stock Exchange.

The proceeds of the sale of the fractional shares will be available to the shareholders who own those fractional shares at the Depositary Institution holding the Book-Entry Shares of TCP, ABN Amro Real S.A. ("ABN"). The payment of such amounts will be made through any of its branches, upon request to ABN by the shareholder. The value corresponding to the fractional shares owned by shareholders whose shares are in the custody of CBLC Companhia Brasileira de Liquidação e Custódia (the Brazilian Settlement and Custody Company) will be credited directly to CBLC, which will forward the applicable amounts to the shareholders through their custodial agents.

Holders of ADRs Traded in the United States of America

There will be no reverse split of ADRs in the United States of America . Only the ratio of shares to each ADR will be changed from the current ratio of two thousand and five hundred (2,500) shares per ADR to one (1) share per ADR. Thus, there be no fractional ADRs resulting from the reverse split, contrary to the effect of the transaction on Brazilian shares.

Documents Available to the Shareholders

The Minutes of the Meeting of the Board of Directors of TCP that approved the transaction and this Notice of Material Fact are available to interested parties at the Investor Relations Department of the company at Av. Dr. Chucri Zaidan, 860, Morumbi, São Paulo , SP. The documents are also available electronically on the web-site of Investors Relations Department, www.vivo.com.br/ri, and on the BOVESPA web-site, www.bovespa.com.br.

Further clarifications regarding the reverse split stock of shares are available on the web-site and through the network of branches of ABN.

The authorized capital of TCP will also reflect the reverse split changing, from 1.8 trillion shares to 720 million shares, and the Bylaws of the Company will consequently be updated.

São Paulo, February 17, 2005.

Arcadio Luis Martinez Garcia
Investors Relation Director
Telesp Celular Participações S.A.

VIVO – Investors Relation
Phone.: + 55 11 5105.1172
E-mail: ri@vivo.com.br
Available Information: www.vivo.com.br/ri

This press release contains forward-looking statements. Such statements do not constitute historical facts and reflect the expectations of the Company's management, are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets", as well as other similar words are intended to identify these statements, which necessarily involve risks that may or may not be known to the Company. Accordingly, the actual results of Company operations may be different from its current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2005

TELESP CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.